 
 **Alexander Cohen**
Co-Founder & COO at The Terminal by Urvin Finance

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Co-Founder & COO

The Terminal by Urvin Finance · Full-time
Jun 2021 – Present · 2 mos

This is it! Everything is in place. We are ready to "test the waters" and I am excited to share with you with you The Terminal by Urvin Finance. At The Terminal we are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary to make that change.

Please read our pitch on Wefunder to learn more about the exceptional and experienced founding team dedicated to making this happen, and to find out the terms of the investment. You can also copy, paste and share The Terminal campaign at: https://wefunder.com/urvinfinance

We are hitting the ground running, talking to potential employees from all walks of life and backgrounds, speaking with investors of all sizes and shapes, and starting to design what the platform will look like and we are excited to share with you the paradigm shift of decentralized, individual empowerment we envision for the future.

Please reach out to learn more, and consider walking this path of change along our side, as co-equals. As investors. As a force for the future.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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